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As filed with the Securities and Exchange Commission September 10, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Q2 Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or jurisdiction of incorporation or organization)	20-2706637 (IRS Employer Identification Number)

13785 Research Blvd., Suite 150
Austin, Texas 78750
(512) 275-0072
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Matthew P. Flake
President and Chief Executive Officer
Q2 Holdings, Inc.
13785 Research Blvd., Suite 150
Austin, Texas 78750
(512) 275-0072
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John J. Gilluly III, P.C. Ariane A. Chan, P.C. DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701 (512) 457-7000	Barry G. Benton Senior Vice President, General Counsel Q2 Holdings, Inc. 13785 Research Blvd., Suite 150 Austin, Texas 78750 (512) 275-0072	J. Robert Suffoletta Wilson Sonsini Goodrich & Rosati, Professional Corporation 900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, Texas 78746 (512) 338-5400

Approximate date of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

           If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee

Common stock, par value $0.0001 per share	4,368,846	$28.96	$126,521,780.16	$14,701.84

(1)
Includes shares that the underwriters have the option to purchase.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended, and based upon the average of the high and low sales prices of the registrant's common stock on September 10, 2015, as reported on The New York Stock Exchange.

(3)
Includes the offering price of shares that the underwriters have the option to purchase.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
Subject to Completion, dated September 10, 2015

3,798,996 Shares

Common Stock

        We are offering 863,409 shares of our common stock and the selling stockholders named herein are offering an additional 2,935,587 shares of our common stock pursuant to this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

        Our common stock is listed on the New York Stock Exchange under the symbol "QTWO." The last sale price of our common stock on September 10, 2015, as reported by the New York Stock Exchange, was $29.38 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 14.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

(1)

We have agreed to reimburse the underwriters for certain FINRA-related expenses. See "Underwriting."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters may also purchase up to 139,969 additional shares of common stock from us and up to 429,881 additional shares of common stock from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

        We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, are subject to reduced public company reporting requirements.

        The underwriters expect to deliver shares to purchasers on or about                , 2015.

J.P. Morgan	Stifel

Raymond James	Canaccord Genuity	Needham & Company

The date of this prospectus is September 10, 2015.

Q2's cloud-based virtual banking solutions deliver
anytime, anywhere, any device banking.
Financial Institution Branch
Financial Institution
Financial Institution Branch

        You should rely only on the information contained in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference into this prospectus. We and the selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

        For investors outside the U.S.: None of we, the selling stockholders or any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

 PROSPECTUS SUMMARY

        This summary highlights certain information about us, this offering and selected information contained elsewhere in or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common stock. You should carefully read this entire prospectus, including the information set forth below in the section titled "Risk Factors" and in the section titled "Risk Factors" in the documents incorporated herein by reference, including our Annual Report on Form 10-K for the year ended December 31, 2014, our Quarterly Report on Form 10-Q for the quarter ended March 30, 2015 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, the other information incorporated by reference in this prospectus, and the information included in any free writing prospectus that we have authorized for use in connection with this offering. Some of the statements in this prospectus constitute forward-looking statements. See the section titled "Special Note Regarding Forward-Looking Statements and Industry Data" for more information. In this prospectus "Company," "Q2," "we," "us," and "our" refer to Q2 Holdings, Inc. and its subsidiaries.

Overview

        Q2 is a leading provider of secure, cloud-based virtual banking solutions. We enable regional and community financial institutions, or RCFIs, to deliver a robust suite of integrated virtual banking services and engage more effectively with their retail and commercial account holders who expect to bank anytime, anywhere and on any device. Our solutions are often the most frequent point of interaction between our RCFI customers and their account holders. As such, we purpose-built our solutions to deliver a compelling, consistent user experience across digital channels and drive the success of our customers by extending their local brands, enabling improved account holder retention and creating incremental sales opportunities.

        Our founding team has provided software solutions to the RCFI market for over 20 years, and they started Q2 with the mission of using technology to help RCFIs succeed and strengthen the communities they serve. We leverage our deep domain expertise to develop highly-secure virtual banking solutions designed to help our customers compete in the complex and heavily-regulated financial services industry. We internally design and develop our solutions around a common platform that tightly integrates our solutions with each other and with our customers' internal and third-party systems. This integrated approach delivers to account holders a unified and robust virtual banking experience across online, mobile, voice and tablet channels and allows for close, lasting relationships. We designed our solutions and data center infrastructure to comply with the stringent security and technical regulations applicable to financial institutions and to safeguard our customers and their account holders.

        The RCFI market consists of banks and credit unions that compete to provide financial services in the U.S. RCFIs have historically sought to differentiate themselves and build account holder loyalty by providing localized, in-branch banking services and serving as centers of commerce and influence in their communities. However, account holders increasingly engage with their financial services providers across digital channels rather than in physical branches, making it easier for account holders to access competitive financial services and harder for RCFIs to maintain account holder loyalty. Innovation in financial services technologies, the proliferation of mobile and tablet devices and evolving consumer expectations for modern and intuitive user experiences are pressuring RCFIs to deliver advanced virtual banking services to successfully compete and grow.

        RCFIs, unlike larger national banks, typically operate without all of the resources and personnel required to effectively deploy, manage and enhance their own internally-developed virtual banking offerings. In addition, RCFIs are required to spend increasing amounts of time and money complying with rapidly changing federal and state rules and regulations and frequent examinations by regulatory agencies. As a result, RCFIs are challenged to satisfy account holder expectations and compete effectively in what has become a complex and dynamic environment. These challenges often cause RCFIs to rely on disparate, third-party and internally-developed point systems to deliver virtual banking services. However, many of these systems provide limited features and functionality or can be expensive and time-intensive to implement, maintain and upgrade.

        Our software-as-a-service, or SaaS, delivery model is designed to scale with our customers as they add account holders on our solutions and expand the breadth of virtual banking services they offer. Our SaaS delivery model is also designed to reduce the cost and complexity of implementing, maintaining and enhancing the virtual banking services our RCFI customers provide to their account holders. RCFIs can configure our solutions to function in a manner that is consistent with their specific workflows, processes and controls and personalize the experiences they deliver to their account holders by extending the services and local character of their branches across digital channels.

        We primarily sell subscriptions to our cloud-based solutions through our direct sales organization and recognize the related revenues over the terms of our customer agreements. The initial term of our customer agreements averages over five years, although it varies by customer. Our revenues increase as we add new customers and sell additional solutions to existing customers and as our customers increase the number of account holders on our solutions. We earn additional revenues based on the number of bill-pay and certain other transactions that account holders perform on our virtual banking solutions in excess of the levels included in our standard subscription fee. We support the efforts of our sales organization through a network of key referral partners.

        Our RCFI customers represent less than 3% of the federally insured RCFIs in the U.S. with less than $50 billion in assets. We believe we can capture an increasing portion of the IT spend among RCFIs as we continue to grow our customer base and introduce new solutions. As of December 31, 2014, we had 361 installed customers, compared to 334 as of December 31, 2013. As of June 30, 2015, we had approximately 5.7 million retail and commercial users registered on our solutions, compared to 4.3 million registered users and 3.9 million registered users on December 31, 2014 and June 30, 2014, respectively. As our customer base has grown, we have been able to sell our solutions into increasingly larger financial institutions. Our current RCFI customers are in 47 states.

        We have achieved significant growth since our inception. We had total revenues of $41.1 million, $56.9 million and $79.1 million in 2012, 2013 and 2014, respectively, and total revenues of $40.0 million and $50.4 million in the six months ended June 30, 2014 and 2015, respectively. We seek to deepen and grow our customer relationships by providing consistent, high-quality implementation and customer support services which we believe drives higher customer retention and incremental sales opportunities within our existing customer base.

        We have invested, and intend to continue to invest, to grow our business by expanding our sales and marketing activities, developing new solutions, enhancing our existing solutions and technical infrastructure and scaling our operations. We incurred net losses of $8.8 million, $17.9 million and $19.6 million in 2012, 2013 and 2014, respectively, and net losses of $10.2 million and $9.6 million in the six months ended June 30, 2014 and 2015, respectively.

Industry Background

RCFIs are a substantial and critical part of the economy

        The U.S. financial services market is intensely competitive, and RCFIs have historically sought to differentiate themselves by obtaining deposits and making lending decisions on a local basis and providing local, personalized banking services that are responsive to the changing needs and circumstances of their communities. As a result, RCFIs often develop strong, lasting relationships with their account holders and serve as centers of commerce and influence in their communities. According to a 2014 report from the Small Business Administration, small businesses (typically those with fewer than 500 employees) generated 60% of all net new jobs in the U.S. between mid-2013 and 2014, and according to FDIC data, as of September 30, 2014, RCFIs underwrote approximately 76% of all loans to these businesses during the first nine months of 2014.

RCFIs must respond to innovations in banking

        A growing number of account holders are utilizing banking services, such as paying bills, viewing balances and transactions, viewing statements and transferring money. To appeal to, better engage with and sell more products and services to these account holders, RCFIs must deliver robust virtual banking capabilities that allow account holders to seamlessly transition between physical branches and digital channels.

The proliferation of mobile and tablet devices and evolving consumer expectations for modern and intuitive user experiences increase the challenges of offering virtual banking solutions

        The proliferation of smart mobile and tablet devices expands the channels through which account holders can perform virtual banking activities, decreasing the need to visit physical bank branches. The accelerating adoption of these devices and the extension of virtual banking services into these devices are making it increasingly difficult to provide a consistent, intuitive and personalized user experience and driving the need for virtual banking solutions that support new and rapidly changing mobile operating systems and device types.

        Prominent consumer brands such as Amazon, Google and Netflix are continually innovating and shaping consumer expectations by delivering modern, intuitive user experiences across digital channels. As a result, RCFIs must deliver compelling user experiences to satisfy account holder expectations and increase account holder loyalty.

Security is of paramount importance in virtual banking

        As the adoption and use of virtual banking services has increased, the incidence of fraud and theft in digital channels has grown substantially. Safeguarding RCFI and account holder funds and information becomes increasingly complex as virtual banking services grow and extend across new channels and devices.

Market dynamics are driving demand for third-party solutions

        RCFIs, unlike larger national banks, typically operate without all of the resources and personnel required to effectively deploy, manage and enhance their own internally-developed virtual banking service offerings. In addition, RCFIs are having to commit additional time and resources to comply with rapidly changing federal and state rules and regulations and frequent regulatory examinations. These market dynamics are driving greater demand among RCFIs for modern, intuitive virtual banking solutions from leading third-party providers.

Organizations are increasingly transitioning to SaaS providers

        SaaS solutions can provide a number of benefits to RCFIs, such as lower costs of ownership and operation, improved performance and integration, greater flexibility and scalability, easier deployment of upgrades and enhancements and efficient compliance with regulatory requirements.

Traditional virtual banking systems have limitations

        Many traditional virtual banking systems were originally developed over a decade ago to address a single type of account holder or specific digital channel, such as voice banking. These systems can create challenges for RCFIs, such as increased implementation costs and delayed time-to-market due to the need to integrate applications and digital channels from multiple vendors and incremental time and expense to train account holders and internal personnel on the use of different point systems.

        We believe innovation in financial services technologies, the proliferation of mobile and tablet devices and evolving consumer expectations for modern and intuitive user experiences, combined with the limitations of traditional systems, create a significant opportunity for a SaaS provider to address the challenges RCFIs face as they seek to increase their level of engagement with account holders across digital channels and drive account holder loyalty. We believe this opportunity creates a substantial and growing market for cloud-based virtual banking solutions that deliver modern, intuitive self-service banking capabilities with a compelling and personalized user experience across digital channels and devices, while complying with regulatory requirements and safeguarding RCFIs and their account holders from fraud and theft.

Our Solutions

        We provide secure, compliant cloud-based software solutions designed to enable RCFIs to grow their account holder bases and increase their profitability and market share by leveraging the power of virtual banking. Our solutions are often the most frequent point of interaction between our RCFI customers and their account holders. As such, we purpose-built our solutions to deliver a compelling, consistent user experience across digital channels and devices, promoting account holder acquisition and retention and creating incremental sales opportunities.

        Key Attributes—Our virtual banking solutions include the following key attributes:

  •
  Common platform:  Our solutions all operate on a common platform that supports the delivery of unified virtual banking services across online, mobile, voice and tablet channels.

  •
  Tablet-first design:  We initially design the features and user experience of our solutions to be optimized for touch-based tablet devices and then extend that design to other digital channels, enabling our solutions to deliver a modern, unified user experience across digital channels.

  •
  Comprehensive view of account holders:  Our cloud-based solutions and common platform provide our customers with a comprehensive view of account holder access and activity across devices and channels.

  •
  Flexible integration:  We have developed a highly flexible set of integration tools, enabling the rapid integration of third-party applications and data sources.

  •
  SaaS delivery model:  We developed our solutions to be cloud-based, and we host our solutions for substantially all of our RCFI customers.

  •
  Regulatory compliance:  Our solutions leverage our deep domain expertise and the significant investments we have made in the design and development of our data center architecture and other technical infrastructure to meet the stringent security and technical regulations applicable to financial institutions.

  •
  Security:  Our solutions provide both behavioral analytics and policy-based decision prompts to identify suspect transactions and allow RCFI administrators to analyze transaction activity.

        Key Benefits—We believe our solutions provide the following key benefits to our RCFI customers and their account holders:

  •
  Delivery of robust virtual banking services across digital channels:  Our cloud-based solutions enable our RCFI customers to deliver robust and integrated virtual banking services to their account holders who increasingly expect and appreciate the freedom to bank anytime, anywhere and on any device.

  •
  Improved and more frequent engagement with account holders:  The breadth of our virtual banking solutions and quality of the user experience they provide enable our RCFI customers to increase the frequency and effectiveness of their interactions with account holders.

  •
  Drive account holder loyalty:  We believe our RCFI customers are able to drive account holder loyalty by increasing their level of engagement with account holders and consolidating their virtual banking activities on a single platform across devices and digital channels.

  •
  More effective marketing of products and services:  Our customers' marketing of their new and existing products and services through our solutions can be more frequent, timely and targeted than through traditional advertising.

  •
  Real-time security:  Our integrated Q2 Risk & Fraud Analytics offering allows our customers to better identify suspect activities and protect against fraud and theft prior to funds leaving the financial institution by monitoring and understanding the behavior and activities of their account holders across channels. We recently acquired Centrix Solutions, Inc., or Centrix, to strengthen our security, compliance and risk management capabilities and offerings.

  •
  Lower total cost of ownership:  Our SaaS delivery model can reduce the total cost of ownership of our customers by providing on a subscription basis the development, implementation, integration, maintenance, monitoring and support of our cloud-based solutions.

  •
  Facilitate regulatory compliance:  Customers who use our cloud-based solutions are able to satisfy security and technical compliance obligations by relying on the security programs and regulatory certification of our data centers and other technical infrastructure.

Our Business Strengths

        We believe our position as a leading provider of virtual banking solutions to our RCFI customers stems from the following strengths:

  •
  Our purpose-built solutions lead the RCFI virtual banking market:  Our common platform was created to support the proliferation of mobile and tablet devices, tightly integrate with the disparate systems within RCFIs and provide a compelling, unified user experience to retail and commercial account holders using a single login anywhere, anytime and on any device.

  •
  We have a proven track record in the markets we serve:  Our founders, management and employees have the deep industry-specific experience needed to drive our continued growth and expansion.

  •
  Our customer acquisition model is focused and efficient:  We focus our customer acquisition efforts exclusively on the well-defined RCFI market which allows us to effectively direct our sales and marketing efforts.

  •
  We grow our customer relationships over time:  We employ a structured strategy designed to inform, educate and enhance customer confidence and help our customers identify and implement additional solutions designed to benefit and grow their account holder bases.

  •
  Our revenues are highly predictable:  Our long-term agreements and high customer retention, as well as the growth over time in the number of account holders using our solutions, drive the recurring nature of our revenues and provide us with significant visibility into future revenues.

  •
  Our award-winning culture drives innovation and customer success:  We believe our award-winning, innovation-focused culture and the location of our operations in Austin, Texas facilitate recruiting and retaining top development, integration and design talent.

Our Growth Strategy

        We are pursuing the following growth strategies:

  •
  Further penetrate our large market opportunity:  Our current customers represent less than 3% of the federally-insured RCFIs in the U.S. with less than $50 billion in assets. We intend to further penetrate our large market opportunity and increase our number of RCFI customers through investments in our sales and marketing organizations and related activities.

  •
  Grow revenues by expanding our relationships with existing customers:  We believe there is significant opportunity to expand our relationships with existing customers by selling additional solutions such as mobility applications, remote check deposit, treasury management solutions and mobile bill payment and to grow our revenues as these customers increase the number of account holders on our solutions.

  •
  Continue to expand our solutions and enhance our platform:  We intend to continue to invest in our software development efforts and introduce new solutions that are largely informed by and aligned with the business objectives of our existing and new customers.

  •
  Further develop our partner relationships:  We plan to leverage our partner ecosystem and cultivate new partner relationships to increase the awareness of our solutions.

  •
  Selectively pursue acquisitions and strategic investments:  We regularly evaluate strategic opportunities and recently completed our acquisition of Centrix. We plan on continuing to selectively pursue acquisitions of and strategic investments in businesses and technologies that will strengthen and expand the features and functionality of our solutions or provide access to new customers.

Recent Events

        On July 31, 2015, we acquired Centrix, a provider of products that detect fraud, manage risk and simplify compliance for financial institutions, for $20 million in cash. The former shareholders of Centrix also have the right to receive in the aggregate up to an additional $9 million based upon the achievement of certain milestones and the continued employment of certain former Centrix shareholders. We believe the acquisition of Centrix provides us with the ability to deliver additional expertise and solutions that strengthen our security, compliance and risk management capabilities and offerings.

Risks Affecting Our Business

        Our business is subject to a number of risks that you should understand before making an investment decision. These risks are discussed more fully in the section titled "Risk Factors" following this prospectus summary. Some of our most significant risks are:

  •
  we have experienced rapid growth in recent periods, including an increase in the size of our customers, and if we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges, and our financial performance may be adversely affected;

  •
  if the market for our cloud-based virtual banking solutions develops more slowly than we expect or changes in a way that we fail to anticipate, our sales would suffer and our operating results would be harmed;

  •
  our business could be adversely affected if our customers are not satisfied with our virtual banking solutions, particularly as we introduce new products and solutions, or our systems and infrastructure fail to meet their needs;

  •
  our limited operating history makes it difficult to evaluate our current business and future prospects;

  •
  the markets in which we participate are intensely competitive, and pricing pressure, new technologies or other competitive dynamics could adversely affect our business and operating results;

  •
  if we are unable to effectively integrate our solutions with other systems used by our customers and prospective customers, or if there are performance issues with such third-party systems, our solutions will not operate effectively and our operations will be adversely affected;

  •
  our customers are highly regulated and subject to a number of challenges and risks, and our failure to comply with laws and regulations applicable to us as a technology provider to financial institutions and to enable our RCFI customers to comply with the laws and regulations applicable to them could adversely affect our business and results of operations, increase costs and impose constraints on the way we conduct our business;

  •
  if our or our customers' security measures are compromised or unauthorized access to customer data is otherwise obtained, our solutions may be perceived as not being secure, customers may curtail or cease their use of our solutions, our reputation may be harmed, and we may incur significant liabilities;

  •
  we may experience quarterly fluctuations in our operating results due to a number of factors, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance; and

  •
  we may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions or investments.

        Upon completion of this offering, we anticipate that our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately 40.1% of our outstanding common stock, or 38.9% if the underwriters exercise their option to purchase additional shares in full (assuming no exercise of outstanding options and no issuance of shares with respect to restricted stock units). See "Risk Factors—Insiders will continue to have substantial control over us after this offering, which may limit our stockholders' ability to influence corporate matters and delay or prevent a third party from acquiring control over us."

Corporate Information

        We were incorporated in March 2005 in the state of Delaware under the name CBG Holdings, Inc. We changed our name to Q2 Holdings, Inc. in March 2013. We are headquartered in Austin, Texas, and our principal executive offices are located at 13785 Research Boulevard, Suite 150, Austin, Texas 78750. Our telephone number is (512) 275-0072.

        Our website address is www.q2ebanking.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock. Investors, the media and others should note that we announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, public conference calls and webcasts.

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we have elected to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an "emerging growth company."

        "Q2" and its respective logos are our trademarks. Solely for convenience, we refer to our trademarks in this prospectus without the ™ and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this prospectus or referred to in information incorporated by reference in this prospectus are the property of their respective owners. As noted in this prospectus or in information incorporated by reference in this prospectus, we have included market data and industry forecasts that we obtained from industry publications and other sources.

 The Offering

Common stock offered by us	863,409 shares
Common stock offered by the selling stockholders	2,935,587 shares
Common stock to be outstanding after the offering	38,172,419 shares
Option to purchase additional shares	569,850 shares
Risk factors	See "Risk factors" beginning on page 14 for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.
Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $        million, based upon an assumed offering price of $                per share (the closing price of our common stock as reported on the New York Stock Exchange on                        ), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including to finance our expected growth, develop new technologies, fund capital expenditures, or expand our existing business through investments in or acquisitions of other businesses or technologies.

We will not receive any of the proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds" beginning on page 19 of this prospectus.
NYSE symbol	QTWO

        The number of shares of common stock to be outstanding immediately after this offering, as shown in the table above, is based on 37,309,010 shares of common stock outstanding as of June 30, 2015. The number of shares of common stock to be outstanding immediately after this offering does not include 569,850 shares subject to the underwriters' option to purchase additional shares and also excludes:

  •
  5,606,127 shares issuable upon the exercise of options outstanding as of June 30, 2015, having a weighted average exercise price of $7.55 per share;

  •
  254,390 shares of common stock subject to restricted stock units outstanding as of June 30, 2015;

  •
  2,390,156 shares, subject to increase on an annual basis, available for future issuance under our 2014 Equity Incentive Plan; and

  •
  800,000 shares, subject to increase on an annual basis, reserved for future issuance under our 2014 Employee Stock Purchase Plan.

        Except as otherwise indicated, the information in this prospectus assumes:

  •
  the underwriters do not exercise their option to purchase up to 569,850 additional shares; and

  •
  no exercise of the outstanding options and no issuance of shares with respect to the restricted stock units, each as described above.

 Summary Historical Financial and Operating Data

        We have derived the following summary financial data as of and for the years ended December 31, 2014, 2013 and 2012 from our audited financial statements incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on February 12, 2015. This summary financial data should be read in conjunction with the sections entitled "Consolidated Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements, related notes, and other financial information incorporated by reference into this prospectus from the Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

        We have derived the following summary consolidated statement of operations data for the six months ended June 30, 2015 and 2014 and balance sheet data as of June 30, 2015 from our unaudited consolidated interim financial statements incorporated by reference into this prospectus from our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed with the SEC on August 7, 2015. This summary financial data should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our unaudited consolidated financial statements, related notes, and other financial information incorporated by reference into this prospectus from our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015.

        Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our operations results for the six months ended June 30, 2015 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2015.

Consolidated Statements of Operations Data

	Six Months Ended June 30,		Years Ended December 31,
	2014	2015	2012	2013	2014
	(unaudited)	(unaudited)
	(in thousands, except per share data)
Revenues	$35,992	$50,441	$41,101	$56,872	$79,129
Cost of revenues(1)(2)	21,042	27,410	25,170	36,261	46,054

Gross profit	14,950	23,031	15,931	20,611	33,075
Operating expenses:
Sales and marketing(2)	11,541	13,181	8,962	16,726	23,069
Research and development(2)	5,523	8,948	5,317	9,029	12,086
General and administrative(2)	7,776	10,469	8,780	11,742	16,991
Unoccupied lease charges(3)	—	—	—	236	—

Total operating expenses	24,840	32,598	23,059	37,733	52,146

Loss from operations	(9,890)	(9,567)	(7,128)	(17,122)	(19,071)
Total other income (expense), net	(326)	(16)	(228)	(499)	(492)

Loss before income taxes	(10,216)	(9,583)	(7,356)	(17,621)	(19,563)
Provision for income taxes	(33)	(44)	(164)	(55)	(71)

Loss from continuing operations	(10,249)	(9,627)	(7,520)	(17,676)	(19,634)
Loss from discontinued operations, net of tax(4)	—	—	(1,259)	(199)	—

Net loss	$(10,249)	$(9,627)	$(8,779)	$(17,875)	$(19,634)

Net loss per common share:
Loss from continuing operations per common share, basic and diluted	$(0.42)	$(0.26)	$(0.66)	$(1.49)	$(0.67)

Loss from discontinued operations per common share, basic and diluted	$—	$—	$(0.11)	$(0.02)	$—

Net loss per common share, basic and diluted	$(0.42)	$(0.26)	$(0.77)	$(1.51)	$(0.67)

Weighted average common shares outstanding, basic and diluted	24,143	36,437	11,345	11,866	29,257

Other Financial Data:
Adjusted EBITDA(5)	$(5,874)	$(4,050)	$(4,400)	$(12,310)	$(10,418)

(1)
Includes reclassified costs of research and development personnel who performed certain implementation and customer support services as follows (in thousands):

	Six Months Ended June 30,		Years Ended December 31,
	2014	2015	2012	2013	2014
Research and development costs reclassified into cost of revenues	$787	$471	$1,390	$1,572	$1,412

(2)
Includes stock-based compensation expenses as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2014	2015	2012	2013	2014
Cost of revenues	$273	$416	$187	$264	$623
Sales and marketing	354	636	123	274	774
Research and development	229	379	195	257	527
General and administrative	1,130	1,530	526	810	2,646

Total stock-based compensation expenses	$1,986	$2,961	$1,031	$1,605	$4,570

(3)
Unoccupied lease charges include costs related to our early exit from our previous headquarters, partially offset by anticipated sublease income from that facility.

(4)
We previously had a subsidiary which we fully divested in March 2013. Loss from discontinued operations, net of tax reflects the financial results of this divested subsidiary.

(5)
We define adjusted EBITDA as net loss before depreciation, amortization, loss from discontinued operations, stock-based compensation, provision for income taxes, total other expense, net, unoccupied lease charges and loss on disposal of long-lived assets.

        The following table presents a reconciliation of net loss to adjusted EBITDA for each of the periods indicated:

	Six Months Ended June 30,		Years Ended December 31,
	2014	2015	2012	2013	2014
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(10,249)	$(9,627)	$(8,779)	$(17,875)	$(19,634)
Depreciation and amortization	2,030	2,556	1,697	2,971	4,083
Stock-based compensation expense	1,986	2,961	1,031	1,605	4,570
Loss from discontinued operations, net of tax	—	—	1,259	199	—
Provision for income taxes	33	44	164	55	71
Total other expense, net	326	16	228	499	492
Unoccupied lease charges	—	—	—	236	—

Adjusted EBITDA	$(5,874)	$(4,050)	$(4,400)	$(12,310)	$(10,418)

Consolidated Balance Sheet Data

		As of December 31,
	As of June 30, 2015
		2012	2013	2014
	(unaudited)
Cash and cash equivalents	$69,369	$9,111	$18,675	$67,979
Total current assets	135,676	19,134	33,871	104,522
Deferred solutions and other costs, total	13,102	5,394	8,482	12,219
Deferred implementation costs, total	7,854	5,133	6,374	7,374
Total current liabilities	32,534	19,082	29,191	32,887
Deferred revenue, total	43,388	17,840	27,501	36,725
Total redeemable preferred and common stock	—	21,730	42,052	—
Total stockholders' equity (deficit)	106,286	(18,981)	(36,316)	78,940

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and discussed under the section titled "Risk Factors" contained in the documents incorporated herein by reference, including our Annual Report on Form 10-K for the year ended December 31, 2014, our Quarterly Report on Form 10-Q for the quarter ended March 30, 2015 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which are incorporated by reference in this prospectus, together with the other information in this prospectus, the information and documents incorporated by reference herein, and in any free writing prospectus that we have authorized for use in connection with this offering. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, which we believe are the material risks currently facing us, as well as other risks not currently known to us or that are currently considered immaterial. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks related to this offering

         Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

        Sales of substantial amounts of our common stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the number of shares outstanding as of June 30, 2015, upon the closing of this offering, we will have outstanding 38,172,419 shares of common stock (or 38,312,388 shares of common stock if the underwriters exercise in full their option to purchase additional shares from us) assuming no exercise of outstanding options and no issuance of shares with respect to restricted stock units. The shares of our common stock being sold in this offering may be resold immediately in the public market unless they are held by "affiliates," as that term is defined in Rule 144 of the Securities Act.

        Subject to certain exceptions described under the caption "Underwriting," we, our directors and executive officers, and the selling stockholders, who together beneficially owned approximately 46.1% of our common stock as of September 8, 2015, have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of J.P. Morgan Securities LLC and Stifel, Nicolaus & Company, Incorporated for a period of 90 days from the date of this prospectus. When the lock-up period expires, we, our directors and executive officers and the selling stockholders will be able to sell our shares in the public market. In addition, J.P. Morgan Securities LLC and Stifel, Nicolaus & Company, Incorporated may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release, of the lock-up could cause our share price to decline or make it more difficult for you to sell your common stock at a time and price that you deem appropriate. We also may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, an acquisition, investments or otherwise. Any such issuance could result in substantial ownership dilution to our existing stockholders and cause the trading price of our common stock to decline.

         If securities or industry analysts publish unfavorable or misleading research about our business, or cease coverage of our company, our stock price and trading volume could decline.

        The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the securities or industry analysts who covers us downgrades our stock or publishes unfavorable or misleading research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the market for our stock, and demand for our stock could decrease, which could cause our stock price or trading volume to decline.

         We have incurred and will continue to incur significant increased expenses and administrative burdens as a public company, which could have a material adverse effect on our operations and financial results.

        We face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company prior to our initial public offering in March 2014. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Public Company Accounting Oversight Board and the New York Stock Exchange, impose additional reporting and other obligations on public companies. Compliance with public company requirements have and will increase our costs and make some activities more time-consuming. Since our initial public offering, we have created new board committees and have adopted new internal controls and disclosure controls and procedures. In addition, we have and will continue to incur additional expenses associated with our SEC reporting requirements. Furthermore, if we identify any issues in complying with those requirements (for example, if our financial systems prove inadequate or we or our auditors identify deficiencies in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. It is also more expensive to maintain director and officer liability insurance as a public company. Risks associated with our status as a public company may make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. The additional reporting and other obligations imposed on us by these rules and regulations have and we expect will continue to increase our legal and financial compliance costs and the costs of our related legal, accounting and administrative activities. These costs require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives. Proposals submitted by stockholders at our annual meeting or other advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase our costs.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This situation could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate investigations, inquiries, administrative proceedings or legal proceedings against us and our business may be adversely affected.

         Insiders will continue to have substantial control over us after this offering, which may limit our stockholders' ability to influence corporate matters and delay or prevent a third party from acquiring control over us.

        Upon completion of this offering, we anticipate that our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately 40.1% of our outstanding common stock, or 38.9% if the underwriters exercise their option to purchase additional shares in full (assuming no exercise of outstanding options and no issuance of shares with respect to restricted stock units). This significant concentration of ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with one or more large stockholders. In addition, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change in control would benefit our other stockholders. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, please see the section titled "Principal and Selling Stockholders."

         Our stock price may be volatile, and you may be unable to sell your shares at or above the offering price.

        The trading price of our common stock has been and is expected to continue to be highly volatile and could be subject to wide fluctuations in response to various factors, including the risk factors described in this section of the prospectus and in the documents incorporated by reference in this prospectus, and other factors beyond our control. Factors affecting the trading price of our common stock include:

  •
  variations in our operating results or the operating results of similar companies;

  •
  announcements of technological innovations, new solutions or enhancements or strategic partnerships or agreements by us or by our competitors;

  •
  changes in the estimates of our operating results, our financial guidance or changes in recommendations by any securities analysts that follow our common stock;

  •
  the gain or loss of customers, particularly our larger customers;

  •
  adoption or modification of regulations, policies, procedures or programs applicable to our business and our customers' business;

  •
  marketing and advertising initiatives by us or our competitors;

  •
  threatened or actual litigation;

  •
  changes in our senior management;

  •
  recruitment or departure of key personnel;

  •
  market conditions in our industry, the industries of our customers and the economy as a whole;

  •
  the overall performance of the equity markets;

  •
  sales of shares of our common stock by existing stockholders;

  •
  volatility in our stock price, which may lead to higher stock-based compensation expenses under applicable accounting standards; and

  •
  the market's reaction to our reduced disclosure as a result of being an emerging growth company under the JOBS Act.

        In addition, the stock market in general and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may harm the market price of our common stock regardless of our actual operating performance. These fluctuations may even be more pronounced in the trading market for our stock shortly following this offering. As a result, our common stock may trade at prices significantly below the offering price, and you could lose a significant part of your investment in the event you choose to sell your shares. Some companies that have had volatile market prices for their securities have had securities class action lawsuits filed against them. If a suit were filed against us, regardless of its merits or outcome, it could result in substantial costs and divert management's attention.

         Management will have broad discretion over the use of the net proceeds from the sale of shares by us and may apply the net proceeds in ways that do not improve our operating results or increase the value of your investment.

        Our management will have broad discretion in the application of the net proceeds from the sale of shares by us and could spend the net proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.

         You may experience future dilution as a result of future equity offerings.

        In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may not be the same as the price per share in this offering. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders, including investors who purchase shares of common stock in this offering. The price per share at which we sell additional shares of our common stock or securities convertible into common stock in future transactions may be higher or lower than the price per share in this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

        This prospectus, including the sections titled "Prospectus Summary" and "Risk Factors," contains, and the documents incorporated by reference herein may contain, forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus, other than statements of historical fact or statements related to present facts or current conditions, are forward-looking. You can identify forward-looking statements by terminology such as "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "seeks," "should," "will," or "would" or the negative of these terms or similar expressions.

        There are a number of important factors that could cause our actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus in the section titled "Risk Factors" above as well as the risk factors contained in our filings with the SEC that are incorporated by reference in this prospectus. You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements contained in this prospectus and the documents incorporated by reference herein are made subject to the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

        Unless otherwise indicated, information contained in this prospectus or incorporated by reference herein concerning our industry and the markets for our solutions, including our general expectations and market position, market opportunity and market share, is based on information from various sources, surveys and forecasts, and our internal research, on assumptions that we have made, which we believe are reasonable, based on those data and other similar sources and on our knowledge of the markets for our solutions. Sources we refer to in this prospectus or the materials incorporated by reference herein include BauerFinancial, Inc., Coral Gables, Florida, Celent, Forrester Research, Inc., Gartner, Inc., International Data Corporation, Javelin Strategy & Research and Verizon Communications, Inc. The reports described in this prospectus or the materials incorporated herein by reference represent data, research opinion or viewpoints published, as part of a syndicated or other subscription service, by such publishers. These reports speak as of their original publication date (and not as of the date of this prospectus) and the opinions expressed in such reports are subject to change without notice. Our internal research has not been verified by any independent source, and we have not independently verified any third-party information and cannot assure you of its accuracy or completeness. We believe the market position, market opportunity, and market share information included in this prospectus or the materials incorporated herein by reference is generally reliable. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus and in the materials incorporated herein by reference. These and other factors could cause results to differ materially from those expressed in the estimates included in this prospectus.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering will be approximately $       million, based upon an assumed offering price of $          per share (the closing price of our common stock as reported on the New York Stock Exchange on                        , 2015), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The principal reasons for this offering are to increase our available cash resources, provide liquidity for our selling stockholders and increase our public float.

        Although we do not have current specific plans for the net proceeds from this offering, we intend to use the net proceeds for working capital and other general corporate purposes, including financing our growth, developing new or enhanced solutions and funding capital expenditures. We may also seek to expand our business through investments in or acquisitions of other businesses, solutions, or technologies. However, we do not have agreements or commitments for any investments or acquisitions at this time.

        Pending the uses mentioned above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. Our management will have broad discretion in the application of the net proceeds to us from this offering, and investors will be relying on the judgment of our management regarding the application of the proceeds.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2015 on:

  •
  an actual basis; and

  •
  an as adjusted basis to reflect the receipt of the estimated net proceeds from the sale and issuance by us of the shares of common stock we are offering hereby, after deducting underwriting discounts and commissions and estimated offering expenses payable by us as described in the section entitled "Use of Proceeds."

You should read this information in conjunction with the information provided in the sections entitled "Use of Proceeds" and our consolidated financial statements and related notes incorporated herein by reference.

	As of June 30, 2015
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$69,369	$

Stockholders' equity:
Preferred stock, $0.0001 par value; 5,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—		—
Common stock, $0.0001 par value; 150,000 authorized and as adjusted; 37,310 issued and 37,309 outstanding, actual; 38,173 issued and 38,172 outstanding, as adjusted	4
Additional paid in capital	180,352
Accumulated other comprehensive loss	(50)
Accumulated deficit	(73,993)
Treasury stock, at cost	(27)

Total stockholders' equity	$106,286	$

Total capitalization	$106,286	$

        The number of shares of common stock outstanding, as shown in the table above, is based on 37,309,010 shares of common stock outstanding as of June 30, 2015 and excludes:

  •
  5,606,127 shares issuable upon the exercise of options outstanding as of June 30, 2015, having a weighted average exercise price of $7.55 per share;

  •
  254,390 shares of common stock subject to restricted stock units outstanding as of June 30, 2015;

  •
  2,390,156 shares, subject to increase on an annual basis, available for future issuance under our 2014 Equity Incentive Plan; and

  •
  800,000 shares, subject to increase on an annual basis, reserved for future issuance under our 2014 Employee Stock Purchase Plan.

 DILUTION

        As of June 30, 2015, we had a net tangible book value of $106.1 million, or $2.84 per share of common stock. Dilution in net tangible book value per share to new investors in this offering represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the 863,409 shares of common stock offered by us in this offering at an assumed public offering price of $          per share (the closing price of our common stock as reported on the New York Stock Exchange on                        , 2015), and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2015 would have been $           million, or $          per share of common stock. This represents an immediate increase in net tangible book value of $          per share to existing stockholders and an immediate dilution of $          per share to new investors in our common stock. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share			$

Historical net tangible book value per share as of June 30, 2015		$2.84

Increase in net tangible book value per share attributable to new investors	$

As adjusted net tangible book value per share after giving effect to this offering			$

Dilution per share to new investors in this offering			$

        The following table summarizes, on an as adjusted basis as of June 30, 2015 and after giving effect to the offering, based on an assumed public offering price of $           per share, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid.

	Shares Purchased		Total Consideration
						Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, except per share data)
Existing stockholders	37,309	98%	$		%	$
New investors	863	2%	$		%	$

Total	38,172	100%	$		%	$

        If all our outstanding options had been exercised, as of June 30, 2015, the as adjusted net tangible book value after this offering would have been $           million, or $          per share, causing dilution to new investors of $          per share.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information as of September 8, 2015, regarding beneficial ownership for:

  •
  each stockholder, or group of affiliated stockholders, who we know beneficially owns more than 5% of the outstanding shares of our common stock;

  •
  each of our named executive officers;

  •
  each of our current directors;

  •
  all of our current directors and current executive officers as a group; and

  •
  each of the selling stockholders.

        When we refer to the "selling stockholders" in this prospectus, we mean those persons identified as offering shares in the table below. The selling stockholders may be deemed to be underwriters within the meaning of the Securities Act.

        Except as stated below, the address for each person listed on the table is c/o Q2 Holdings, Inc., 13785 Research Boulevard, Suite 150, Austin, Texas 78750.

        We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Except as indicated in the footnotes to this table and pursuant to state community property laws, we believe, based upon the information furnished to us, that the persons named in this table have sole voting and investment power with respect to all shares reflected as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be issued upon the exercise of outstanding options held by that person that are currently exercisable or exercisable within 60 days of September 8, 2015 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of any other person.

							Shares Beneficially Owned After the Offering if Underwriters' Option is Exercised in Full(1)(2)(3)
						Number of Additional Shares to be Sold if Underwriters' Option is Exercised in Full
	Shares Beneficially Owned Before This Offering(1)			Shares Beneficially Owned After This Offering(1)(2)
			Shares Offered by Selling Stockholder
Name of Beneficial Owner	Shares	Percentage		Shares	Percentage		Shares	Percentage
5% Stockholders:
Entities affiliated with Adams Street Partners(4)	7,994,881	21.3%	1,314,592	6,680,289	17.3%	213,112	6,467,177	16.7%
R. H. "Hank" Seale, III and affiliated entities(5)	5,203,087	13.9%	525,837	4,677,250	12.1%	85,245	4,592,005	11.8%
Entities affiliated with Battery Ventures(6)	3,812,183	10.2%	580,109	3,232,074	8.4%	94,043	3,138,031	8.1%
Named Executive Officers and Directors:
Matthew P. Flake(7)	537,460	1.4%	212,500	324,960	*	34,449	290,511	*
Jennifer N. Harris(8)	102,550	*	—	102,550	*	—	102,550	*
Adam D. Anderson(9)	286,095	*	100,000	186,095	*	—	186,095	*
Michael M. Brown(10)	3,817,815	10.2%	580,109	3,237,706	8.4%	94,043	3,143,663	8.1%
Jeffrey T. Diehl(4)	7,994,881	21.3%	1,314,592	6,680,289	17.3%	213,112	6,467,177	16.7%
Charles T. Doyle(11)	322,111	*	—	322,111	*	—	322,111	*
Michael J. Maples, Sr.(12)	74,840	*	—	74,840	*	—	74,840	*
James R. Offerdahl(13)	74,756	*	18,700	56,056	*	3,032	53,024	*
Carl James Schaper(14)	250,338	*	115,000	135,338	*	—	135,338	*
All executive officers and directors as a group (15 persons)(15)	18,805,356	48.6%	2,935,587	15,869,769	40.1%	429,881	15,439,888	38.9%
Other Selling Stockholders:
John E. Breeden(16)	59,991	*	39,699	20,292	*	—	20,292	*
William Furrer(17)	21,000	*	10,000	11,000	*	—	11,000	*
Sherri Manning(18)	40,000	*	19,150	20,850	*	—	20,850	*

*
Less than 1%

(1)
Based on 37,514,349 shares of our common stock outstanding as of September 8, 2015.

(2)
Assumes 38,671,408 shares of our common stock outstanding after the offering based upon 37,514,349 shares of our common stock outstanding as of September 8, 2015, the assumed exercise of stock options to acquire 283,849 shares to be sold in the offering by selling stockholders and an additional 873,210 shares to be issued by us in the offering, and does not include 660,886 shares subject to the underwriters' option to purchase additional shares.

(3)
Assumes 38,811,409 shares of our common stock outstanding after the offering based upon 37,514,349 shares of our common stock outstanding as of September 8, 2015, the assumed exercise of stock options to acquire 283,849 shares to be sold in the offering by selling stockholders and an additional 680,886 shares to be issued by us in the offering, and the underwriters exercise their option to purchase additional shares in full.

(4)
Represents 5,632 shares issuable to Jeffrey T. Diehl upon the exercise of options exercisable within 60 days of September 8, 2015, 2,520,201 shares held by Adams Street 2006 Direct Fund, L.P., or AS 2006, 2,846,002 shares held by Adams Street 2007 Direct Fund, L.P., or AS 2007, 953,492 shares held by Adams Street 2008 Direct Fund, L.P., or AS 2008, 824,703 shares held by Adams Street 2009 Direct Fund, L.P., or AS 2009, 468,477 shares held by Adams Street 2010 Direct Fund, L.P., or AS 2010, and 376,374 shares held by Adams Street 2011 Direct Fund LP, or AS 2011. The shares owned by each of AS 2006, AS 2007, AS 2008, AS 2009, AS 2010 and AS 2011 may be deemed to be beneficially owned by Adams Street Partners, LLC, the managing member of the general partner of each of AS 2006, AS 2007, AS 2008, AS 2009 and AS 2010 and the managing member of the general partner of the general partner of AS 2011. David Brett, Jeffrey T. Diehl, Elisha P. Gould, III, Robin P. Murray, Sachin Tulyani, Craig D. Waslin and David S. Welsh, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), may be deemed to share voting and dispositive power over the shares held by AS 2006, AS 2007, AS 2008, AS 2009, AS 2010 and AS 2011. Mr. Diehl is a member of our board of directors. The address of each of AS 2006, AS 2007, AS 2008, AS 2009, AS 2010 and AS 2011 is One North Wacker Drive, Suite 2200, Chicago, Illinois 60606.

(5)
Represents 4,712,453 shares held by RHS Investments-I, L.P., 458,650 shares held by Mr. Seale, 21,737 shares held by Mrs. Seale and 10,247 shares issuable to Mr. Seale upon the exercise of options exercisable within 60 days of September 8, 2015. Seale, Inc. is the general partner of RHS Investments-I, L.P. R.H. "Hank" Seale, III is the president of Seale, Inc. and has voting and dispositive power over the shares held by RHS Investments-I, L.P. Mr. Seale is Executive Chairman of our board of directors and served as our President and Chief Executive Officer until October 2013.

(6)
Represents 3,774,443 shares held by Battery Ventures IX, L.P., or Battery Ventures IX, and 37,740 shares held by Battery Investment Partners IX, LLC, or BIP IX. Battery Partners IX, LLC, or BPIX, is the sole general partner of Battery Ventures IX and the sole managing member of BIP IX. BPIX's investment adviser is Battery Management Corp. (together with BPIX, the Battery Companies). Neeraj Agrawal, Michael M. Brown, Thomas J. Crotty, Jesse Feldman, Richard D. Frisbie, Kenneth P. Lawler, R. David Tabors, Scott R. Tobin and Roger H. Lee are the managing members and officers of the Battery Companies and may be deemed to share voting and dispositive power over the shares held by the Battery Ventures IX and BIP IX. The address for each of these entities is c/o Battery Ventures, One Marina Park Drive, Suite 1100, Boston, Massachusetts 02210.

(7)
Includes 284,263 shares issuable upon the exercise of options exercisable within 60 days of September 8, 2015. Mr. Flake is our current President and Chief Executive Officer and a member of our board of directors.

(8)
Represents shares issuable upon the exercise of options exercisable within 60 days of September 8, 2015. Ms. Harris is our Chief Financial Officer.

(9)
Represents shares issuable upon exercise of options exercisable within 60 days of September 8, 2015. Mr Anderson is our Executive Vice President and Chief Technology Officer.

(10)
Represents 5,632 shares issuable to Michael M. Brown upon the exercise of options exercisable within 60 days of September 8, 2015 and the shares held by Battery Ventures IX and BIP IX described in footnote (6) above. Mr. Brown is a member of our board of directors.

(11)
Represents 303,979 shares held by Texas Independent Bancshares, Inc. and 18,132 shares issuable upon the exercise of options exercisable within 60 days of September 8, 2015. Mr. Doyle is the Chairman of the Board of Texas Independent Bancshares, Inc. and as such may be deemed to share voting and dispositive power over the shares held by Texas Independent Bancshares, Inc. Mr. Doyle disclaims beneficial ownership of the shares held by Texas Independent Bancshares, Inc., except to the extent of any pecuniary interest therein. Mr. Doyle is a member of our board of directors.

(12)
Includes 67,965 shares issuable upon the exercise of options exercisable within 60 days of September 8, 2015. Mr. Maples is a member of our board of directors.

(13)
Includes 35,872 shares issuable upon the exercise of options exercisable within 60 days of September 8, 2015. Mr. Offerdahl is a member of our board of directors.

(14)
Represents shares issuable upon the exercise of options exercisable within 60 days of September 8, 2015. Mr. Schaper is a member of our board of directors.

(15)
Includes 1,197,589 shares issuable upon the exercise of options exercisable within 60 days of September 8, 2015.

(16)
Includes 49,431 issuable upon the exercise of options exercisable within 60 days of September 8, 2015. Mr. Breeden is our Executive Vice President of Operations.

(17)
Represents shares issuable upon the exercise of options exercisable within 60 days of September 8, 2015. Mr. Furrer is our Senior Vice President of Product.

(18)
Represents shares issuable upon the exercise of options exercisable within 60 days of September 8, 2015. Ms. Manning is our Senior Vice President of People and Places.

Material Relationships with Selling Stockholders

        Adams Street 2006 Direct Fund, L.P., or AS 2006, Adams Street 2007 Direct Fund, L.P., or AS 2007, Adams Street 2008 Direct Fund, L.P., or AS 2008, Adams Street 2009 Direct Fund, L.P., or AS 2009, Adams Street 2010 Direct Fund, L.P., or AS 2010, and Adams Street 2011 Direct Fund LP, or AS 2011, are investment funds structured as limited partnerships. The shares owned by each of AS 2006, AS 2007, AS 2008, AS 2009, AS 2010 and AS 2011 may be deemed to be beneficially owned by Adams Street Partners, LLC, the managing member of the general partner of each of AS 2006, AS 2007, AS 2008, AS 2009 and AS 2010 and the managing member of the general partner of the general partner of AS 2011. Jeffrey T. Diehl, who is a general partner of Adams Street Partners, LLC (or a subsidiary thereof), may be deemed to share voting and dispositive power over the shares held by AS 2006, AS 2007, AS 2008, AS 2009, AS 2010 and AS 2011. Mr. Diehl is a member of our board of directors.

        Battery Ventures IX, L.P., or Battery Ventures IX, and Battery Investment Partners IX, LLC, or BIP IX, are investment funds structured as a limited partnership and a limited liability company, respectively. Battery Partners IX, LLC, or BPIX, is the sole general partner of Battery Ventures IX and the sole managing member of BIP IX. BPIX's investment adviser is Battery Management Corp. (together with BPIX, the Battery Companies). Michael M. Brown, is a managing member and officer of the Battery Companies and may be deemed to share voting and dispositive power over the shares held by the Battery Ventures IX and BIP IX. Mr. Brown is a member of our board of directors.

        Seale, Inc. is the general partner of RHS Investments-I, L.P. R.H. "Hank" Seale, III is the president of Seale, Inc. and has voting and dispositive power over the shares held by RHS Investments-I, L.P. Mr. Seale is Executive Chairman of our board of directors and served as our President and Chief Executive Officer until October 2013.

        Messrs. James R. Offerdahl and Carl James Schaper are members of our board of directors. Mr. Adam Anderson is our Executive Vice President and Chief Technology Officer, Mr. John E. Breeden is our Executive Vice President of Operations, Mr. Furrer is our Senior Vice President of Product, and Ms. Manning is our Senior Vice President of People and Places.

        For a discussion of our material relationships with Messrs. Diehl, Brown, Seale, Flake, Anderson, Offerdahl, Schaper, Breeden and Furrer, and Ms. Manning, see the section titled "Certain Relationships and Related Party Transactions" in our definitive Proxy Statement relating to our 2015 annual meeting of stockholders on Schedule 14A.

        Except as described in the information incorporated by reference into this prospectus, no selling stockholder has had any material transaction or relationship with us or any of our predecessors or affiliates within the past three years.

UNDERWRITING

        We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Stifel, Nicolaus & Company, Incorporated are acting as representatives of the underwriters named below. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of our common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Stifel, Nicolaus & Company, Incorporated
Raymond James & Associates, Inc.
Canaccord Genuity Inc.
Needham & Company, LLC

Total	3,798,996

        The underwriters are committed to purchase all shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

        The underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. After the initial offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the U.S. may be made by affiliates of the underwriters.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        The underwriters have an option to buy up to 569,850 additional shares of common stock from us and the selling stockholders. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters per share of common stock. The underwriting discounts and commissions are $            per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per share		Total
	Without option exercise	With full option exercise	Without option exercise	With full option exercise
Public Offering Price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by selling stockholders	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$	$

        We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, including selling stockholder expenses, but excluding the underwriting discounts and commissions, will be approximately $            and will be paid by us. We have agreed to reimburse the underwriters for certain reasonable expenses and application fees incurred in connection with any filing with, and clearance of this offering by, the Financial Industry Regulatory Authority Inc., or FINRA.

        A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to the underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to the underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

        We, all of our directors and executive officers and the selling stockholders have agreed that, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities LLC and Stifel, Nicolaus & Company, Incorporated on behalf of the underwriters, we and they will not, for a period of 90 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly announce any intent to do the foregoing;

  •
  enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock or any security convertible into or exercisable or exchangeable for common stock; or

  •
  make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock;

with respect to the first and second bullets above, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise.

        The 90-day restricted period described in the preceding paragraph will be extended if, during any period that we are not an emerging growth company:

  •
  during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        Our common stock is listed on the New York Stock Exchange under the symbol "QTWO."

        In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, or purchasing and selling shares of, common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the underwriters' option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

        These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, as applicable, in the over-the-counter market or otherwise.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        J.P. Morgan Securities LLC and Stifel, Nicolaus & Company, Incorporated served as joint book-runners on our initial public offering in March 2014, and J.P. Morgan Securities LLC and Stifel, Nicolaus & Company, Incorporated served as joint book-runners in connection with our public offering of additional shares of our common stock in February 2015.

Selling Restrictions

        Other than in the U.S., no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities referred to by this prospectus in any jurisdiction in which such an offer or solicitation is unlawful.

Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus or taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

          (a)   to any legal entity which is a qualified investor as defined in the Prospectus Directive;

          (b)   to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

          (c)   in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication by us, the selling stockholders, or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Directive" means Directive 2010/73/EU.

Hong Kong

        The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

        No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere, other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

        The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law. Accordingly, no resident of Japan may participate in the offering of the shares, and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

        The offer or invitation which is the subject of this document is only allowed to be made to the persons set out herein. Moreover, this document is not a prospectus as defined in the Securities and Futures Act (Chapter 289) of Singapore, or the SFA, and, accordingly, statutory liability under the SFA in relation to the content of the document will not apply.

        As this document has not been and will not be lodged with or registered as a document by the Monetary Authority of Singapore, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person, or any person pursuant to

Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

          (a)   a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

          (b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

            (1)   to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

            (2)   where no consideration is given for the transfer; or

            (3)   by operation of law.

        By accepting this document, the recipient hereof represents and warrants that he or she is entitled to receive such report in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX or on any other stock exchange or regulated trading facility in Switzerland.

        This document has been prepared without regard to the disclosure standards for issuance prospectuses under article 652a or article 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under article 27 et seq. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Arab Emirates

        This offering has not been approved or licensed by the Central Bank of the United Arab Emirates, or UAE, Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority, or DFSA, a regulatory authority of the Dubai International Financial Centre, or DIFC. This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and Nasdaq Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

        The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

United Kingdom

        Each underwriter has represented and agreed that:

          (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

          (b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to incorporate by reference information contained in documents that we file with the SEC into the registration statement of which this prospectus is a part. This means that we can disclose important information to you by referring you to those documents, and the information in those documents is considered part of this prospectus. As a result, the information in this prospectus is not complete and you should read the information incorporated by reference for more detail. We incorporate by reference the documents listed below (other than information contained in such filings that is deemed "furnished" in Current Reports on Form 8-K filed under Item 2.02 or 7.01 of such form), as well as any documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (1) after the initial filing date of the registration statement of which this prospectus is a part and (2) after the date of this prospectus until the termination of this offering:

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed on February 12, 2015, including the information specifically incorporated by reference into the Annual Report on Form 10-K from our definitive proxy statement on Schedule 14A, filed on April 29, 2015;

  •
  Our definitive proxy statement on Schedule 14A, filed with the SEC on April 29, 2015;

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed on May 8, 2015;

  •
  Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed on August 7, 2015;

  •
  Current Reports on Form 8-K filed on February 5, 2015, February 26, 2015, March 13, 2015, May 4, 2015, May 7, 2015, June 12, 2015, July 31, 2015 and August 6, 2015; and

  •
  Description of our common stock contained in our registration statement on Form 8-A (File No. 001-36350), filed with the SEC on March 12, 2014, including any amendment or report filed for the purpose of updating such description.

        We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of this information at no cost, by writing or telephoning us at the following address or telephone number:

Q2 Holdings, Inc.
13785 Research Boulevard, Suite 150
Austin, Texas 78750
(512) 275-0072

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "QTWO."

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act relating to the common stock offered by this prospectus. We also file annual, quarterly and current reports, proxy statements and other information with the SEC. SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.q2ebanking.com. Our website, however, is not a part of this prospectus. You may also read and copy any document we file with the SEC at its public reference room, at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. You should review the information and exhibits included in the registration statement for further information about us and the common stock we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements. See "Incorporation of Certain Information by Reference" for additional information.

LEGAL MATTERS

        DLA Piper LLP (US), Austin, Texas will provide us with an opinion as to the validity of the common stock offered under this prospectus. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas, will pass upon certain legal matters related to this offering for the underwriters.

EXPERTS

        Our consolidated financial statements appearing in our Annual Report (Form 10-K) for the year ended December 31, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated by reference in this prospectus. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

We believe technology empowers financial institutions as they compete and grow. We believe in creating powerful technology that delivers an engaging, intuitive user experience. We believe in a single comprehensive interface, management view and user experience. We believe in being there for our customers and their account holders—anytime, anywhere and on any device.

To build stronger communities by strengthening their financial institutions.

Q2ebanking.com

3,798,996 Shares

Common Stock

PROSPECTUS

J.P. Morgan	Stifel

Raymond James	Canaccord Genuity	Needham & Company

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

        The following table sets forth the fees and expenses, other than underwriting compensation, payable in connection with the registration of securities hereunder. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the New York Stock Exchange, or NYSE, listing fee.

SEC registration fee		$14,702
FINRA filing fee		$19,475
NYSE additional listing fee	$		*
Blue sky fees and expenses	$		*
Transfer agent and registrar fees and expense	$		*
Accounting fees and expenses	$		*
Legal fees and expenses	$		*
Printing and engraving costs	$		*
Miscellaneous expenses	$		*

Total	$		*

*
To be completed by amendment

Item 15.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

        As permitted by Delaware law, our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

  •
  for any transaction for which the director derived an improper personal benefit.

        As permitted by Delaware law, our amended and restated bylaws provide that:

  •
  we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

  •
  we may indemnify our other employees and agents to the fullest extent permitted by Delaware law, subject to very limited exceptions;

  •
  we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions;

  •
  we may advance expenses, as incurred, to our employees and agents in connection with a legal proceeding; and

  •
  the rights conferred in the bylaws are not exclusive.

        We have entered into indemnity agreements with each of our current directors and officers that give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our restated certificate of incorporation and provide additional procedural protections. At present, there is no pending litigation or proceeding involving our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

        The indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws and the indemnity agreements entered into between us and each of our directors and officers may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act.

        Reference is also made to the underwriting agreement, which provides for the indemnification of our directors, officers and controlling persons against certain liabilities.

Item 16.    Exhibits.

        The following exhibits are filed as part of this Registration Statement:

		Incorporated by Reference
Exhibit Number						Filed Herewith
	Description	Form	Filing No.	Filing Date	Exhibit No.
1.1	Form of Underwriting Agreement					*
2.1	Agreement and Plan of Reorganization, dated July 27, 2007, by and among the Registrant, Q2 Acquisition Corporation, Q2 Software, Inc., and RHS Investments, L.P.	S-1	333-193911	2/12/2014	2.1
2.2	Agreement and Plan of Reorganization, dated July 27, 2007, by and among the Registrant, Cardinal Acquisition Corporation, Cardinal Software, Inc. and RHS Investments, Inc.	S-1	333-193911	2/12/2014	2.2
2.3	Asset Purchase Agreement, dated June 11, 2010, by and between Cardinal Software Inc., ITS, Inc., and ITS Acquisition Sub, Inc.	S-1	333-193911	2/12/2014	2.3
2.4	Separation and Distribution Agreement, dated March 1, 2013, by and between the Registrant, Q2 Software, Inc., CB Network Holdings, Inc. and CBANC Network, Incorporated	S-1	333-193911	2/12/2014	2.4

Incorporated by Reference
Exhibit Number						Filed Herewith
	Description	Form	Filing No.	Filing Date	Exhibit No.
2.5	Stock Purchase Agreement, by and among Q2 Software, Inc., Centrix Solutions, Inc., all shareholders of Centrix Solutions, Inc. and Timothy Schnell, as Agent, dated as of July 31, 2015	8-K	001-36350	7/31/2015	2.1
4.1	Third Amended and Restated Investors' Rights Agreement, dated March 1, 2013	S-1	333-193911	2/12/2014	4.1
5.1	Opinion of DLA Piper LLP (US)					X
21.1	List of Subsidiaries					X
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm					X
23.2	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)					X
24.1	Power of Attorney (included on signature page)					X

*
To be filed by amendment.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes the following:

  •
  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  •
  That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  •
  That:

          (1)   for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (2)   for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on this 10th day of September 2015.

Q2 HOLDINGS, INC.
By:	/s/ MATTHEW P. FLAKE Matthew P. Flake, President, Chief Executive Officer and Director

POWER OF ATTORNEY

        Each person whose signature to this registration statement appears below hereby constitutes and appoints Matthew P. Flake and Jennifer N. Harris, signing singly as his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his or her behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file any and all amendments and supplements to this registration statement, including pre-effective and post-effective amendments or supplements or any additional registration statement(s) filed pursuant to Rule 462 promulgated under the Securities Act of 1933, and any and all instruments or documents filed as part of or in connection with this registration statement or the amendments and supplements thereto, and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his or her substitutes, shall do or cause to be done by virtue hereof. The undersigned also grants to said attorney-in-fact, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ MATTHEW P. FLAKE Matthew P. Flake	President, Chief Executive Officer (Principal Executive Officer) and Director	September 10, 2015
/s/ JENNIFER N. HARRIS Jennifer N. Harris	Chief Financial Officer (Principal Executive Officer)	September 10, 2015
/s/ R. H. "HANK" SEALE, III R. H. "Hank" Seale, III	Executive Chairman of the Board of Directors	September 10, 2015
/s/ MICHAEL M. BROWN Michael M. Brown	Director	September 10, 2015

Name	Title	Date

/s/ JEFFREY T. DIEHL Jeffrey T. Diehl	Director	September 10, 2015
/s/ CHARLES T. DOYLE Charles T. Doyle	Director	September 10, 2015
/s/ MICHAEL J. MAPLES, SR. Michael J. Maples, Sr.	Director	September 10, 2015
/s/ JAMES R. OFFERDAHL James R. Offerdahl	Director	September 10, 2015
/s/ CARL JAMES SCHAPER Carl James Schaper	Director	September 10, 2015

EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number						Filed Herewith
	Description	Form	Filing No.	Filing Date	Exhibit No.
1.1	Form of Underwriting Agreement					*
2.1	Agreement and Plan of Reorganization, dated July 27, 2007, by and among the Registrant, Q2 Acquisition Corporation, Q2 Software, Inc., and RHS Investments, L.P.	S-1	333-193911	2/12/2014	2.1
2.2	Agreement and Plan of Reorganization, dated July 27, 2007, by and among the Registrant, Cardinal Acquisition Corporation, Cardinal Software, Inc. and RHS Investments, Inc.	S-1	333-193911	2/12/2014	2.2
2.3	Asset Purchase Agreement, dated June 11, 2010, by and between Cardinal Software Inc., ITS, Inc., and ITS Acquisition Sub, Inc.	S-1	333-193911	2/12/2014	2.3
2.4	Separation and Distribution Agreement, dated March 1, 2013, by and between the Registrant, Q2 Software, Inc., CB Network Holdings, Inc. and CBANC Network, Incorporated	S-1	333-193911	2/12/2014	2.4
2.5	Stock Purchase Agreement, by and among Q2 Software, Inc., Centrix Solutions, Inc., all shareholders of Centrix Solutions, Inc. and Timothy Schnell, as Agent, dated as of July 31, 2015	8-K	001-36350	7/31/2015	2.1
4.1	Third Amended and Restated Investors' Rights Agreement, dated March 1, 2013	S-1	333-193911	2/12/2014	4.1
5.1	Opinion of DLA Piper LLP (US)					X
21.1	List of Subsidiaries					X
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm					X
23.2	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)					X
24.1	Power of Attorney (included on signature page)					X

*
To be filed by amendment.